VF 3-26-03

**AKT 3/3/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03011164

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Stevens & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Maiden Lane
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

RECEIVED FEB 27 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Tingoli (212) 361-3139
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman Alpren & Green LLP
(Name — if individual, state last, first, middle name)

50 Charles Lindbergh Blvd. (Address) Uniondale (City) NY (State) 11553 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ... See section 240.17a-5(e)(2)

MAR 12 2003

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays ...

MAR 12 2003

OATH OF AFFIRMATION

I, Maria Tingoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Joseph Stevens & Company, Inc., as of

December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

(none)

Signature

Chief Financial Officer

Title

Affirmed before me on 2/25/03

Notary Public

IRA LEW
NOTARY PULBLIC. STATE OF NEW YORK
NO. 01LE5064336
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES ON AUGUST 12. 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH STEVENS & COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

FRIEDMAN
ALPREN &
GREEN LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 CHARLES LINDBERGH BOULEVARD
SUITE 510
UNIONDALE, NY 11553
516-579-7900
FAX 516-579-7940

To The Board of Directors
Joseph Stevens & Company, Inc.
New York, New York

We have audited the accompanying Statements of Financial Condition of Joseph Stevens & Company, Inc. as of December 31, 2002 and 2001 and the related Statements of Operations, Stockholders' Equity, Changes in Liabilities Subordinated to Claims of General Creditors and Cash Flows for the years then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Stevens & Company, Inc. as of December 31, 2002 and 2001 and the results of its operations, changes in stockholders' equity and liabilities subordinated to claims of general creditors and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman Alpren + Green LLP

JOSEPH STEVENS & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

	2002	2001
ASSETS		
Cash and cash equivalents	$1,053,673	$ 718,647
Receivable from clearing broker (Note 2)	1,358,729	3,497,847
Marketable securities owned - at market value (Notes 1, 3)	1,345,192	1,008,390
Employee advances	521,811	707,539
Prepaid expenses	58,371	33,393
Fixed assets - at cost, less accumulated depreciation and amortization (Notes 1, 4)	335,960	449,239
Other assets	59,590	226,759
Total Assets	$4,733,326	$6,641,814
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Marketable securities sold but not yet purchased - at market value (Notes 1, 3)	$ 69,108	$ 500,982
Loan payable (Note 6)	-	265,500
Accounts payable and accrued expenses	2,382,230	3,021,383
Total Liabilities	2,451,338	3,787,865
Liabilities subordinated to claims of general creditors (Note 5)	668,848	668,848
Commitments and contingencies (Note 8)	-	-
Stockholders' Equity (Note 7)	1,613,140	2,185,101
Total Liabilities and Stockholders' Equity	$4,733,326	$6,641,814

The Accompanying Notes are an Integral Part of These Financial Statements.

JOSEPH STEVENS & COMPANY, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

	2002	2001
Income		
Commissions	$12,665,002	$14,445,394
Realized and unrealized gains on marketable securities	2,008,046	2,343,242
Interest and dividends	417,488	539,565
Other	2,218,767	1,671,504
Total Income	17,309,303	18,999,705
Expenses		
Payroll and trading commissions	7,313,140	8,711,342
Trading	2,056,983	2,223,832
Administrative and general	6,055,616	6,444,255
Officers' salaries	1,612,099	1,422,449
Taxes (Note 1)	709,139	676,568
Depreciation and amortization	134,287	248,441
Total Expenses	17,881,264	19,726,887
Net Loss	($ 571,961)	($ 727,182)

The Accompanying Notes are an Integral Part of These Financial Statements.

JOSEPH STEVENS & COMPANY, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Capital Stock	Paid in Capital	Retained Earnings	Treasury Stock	Total
lance - January 1, 2001	$ 97	$2,465,658	$ 823,444	($ 339,411)	$2,949,788
urchase of common stock	-	-	-	(37,505)	(37,505)
loss	-	-	(727,182)	-	(727,182)
lance - December 31, 2001	97	2,465,658	96,262	(376,916)	2,185,101
loss	-	-	(571,961)	-	(571,961)
lance - December 31, 2002	$ 97	$2,465,658	($ 475,699)	($ 376,916)	$1,613,140

The Accompanying Notes are an Integral Part of These Financial Statements.

JOSEPH STEVENS & COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31,

	2002	2001
Balance - January 1,	$668,848	$668,848
Increase	-	-
Balance - December 31,	$668,848	$668,848

The Accompanying Notes are an Integral Part of These Financial Statements.

JOSEPH STEVENS & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2002	2001
Cash Flows from Operating Activities:		
Net loss	($ 571,961)	($ 727,182)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	134,287	248,441
Changes in assets and liabilities:		
Receivables from clearing brokers and dealers	2,139,118	(3,195,011)
Marketable securities owned	(336,802)	3,602,235
Prepaid expenses	(24,978)	81,375
Other assets	167,169	503,655
Marketable securities sold not yet purchased	(431,874)	283,201
Accounts payable and accrued expenses	(639,153)	(1,437,270)
Net cash provided by (used in) operating activities	435,806	(640,556)
Cash Flows from Investing Activities:		
Purchase of fixed assets	(21,008)	(214,782)
Employee advances	185,728	(191,616)
Net cash provided by (used in) investing activities	164,720	(406,398)
Cash Flows from Financing Activities:		
(Repayments) Proceeds of loan payable	(265,500)	265,500
Proceeds from issuance of subordinated notes	-	500,000
Repurchase of capital stock	-	(37,505)
Net cash (used in) provided by financing activities	(265,500)	727,995
Net Change in Cash and Cash Equivalents	335,026	(318,959)
Cash and cash equivalents - January 1,	718,647	1,037,606
Cash and cash equivalents - December 31,	$1,053,673	$ 718,647
Supplemental Disclosure of Cash Flow Information		
Cash paid during the period for:		
Interest	$ -	$ 1,286

The Accompanying Notes are an Integral Part of These Financial Statements.

JOSEPH STEVENS & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 1: - Business Activities and Significant Accounting Policies

Business Activities - Joseph Stevens & Company, Inc., a New York Corporation, is a registered broker dealer. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions from sale of stocks and options traded on various stock exchanges.

Cash Equivalents - The Company considers all highly liquid unrestricted short-term investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities - Marketable securities and marketable securities sold but not yet purchased are valued at the fair market value as determined by the Board of Directors. Unrealized gain or loss is included in determining net income or loss on a trade date basis.

Fixed Assets and Depreciation - Fixtures and equipment are stated at cost and are depreciated under the straight line method over the assets' useful life.

The ranges of estimated useful lives used in computing depreciation and amortization are as follows:

Furniture, fixtures and equipment	5 years - 7 years
Leasehold improvements	10 years

Expenditures for ordinary maintenance, repairs and minor renewals which do not naturally extend the life of assets are charged against earnings when incurred. Additions and major renewals are capitalized.

Income Taxes - The Company has elected to be taxed as an S Corporation pursuant to the Internal Revenue Code and New York State tax law, whereby both Federal and New York State income taxes are paid at the stockholder level.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: - Receivable from Clearing Broker

The Company maintains a brokerage account with one broker through which all trading transactions are cleared. The receivable and all securities owned are with this same broker. The Company is subject to credit risk if this broker is unable to repay the receivable or return securities in its custody.

Note 3: - Securities Owned and Sold but Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of investment securities at quoted market values as follows:

	2002	
	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 1,342,792	$ 69,108
Options and warrants	2,400	-
	$1,345,192	$ 69,108

	2001	
	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 1,008,390	$ 493,982
Options and warrants	-	7,000
	$1,008,390	$ 500,982

Note 4: - Fixed Assets

Fixed assets are comprised of the following:

2002

	Cost	Accumulated Depreciation	Book Value
Furniture, fixtures and equipment	$624,879	$372,763	$252,116
Leasehold improvements	101,127	17,283	83,844
	$726,006	$390,046	$335,960

2001

	Cost	Accumulated Depreciation	Book Value
Furniture, fixtures and equipment	$732,363	$397,451	$334,912
Leasehold improvements	131,054	16,727	114,327
	$863,417	$414,178	$449,239

Note 5: - Liabilities Subordinated to Claims of General Creditors

The borrowings under subordinated agreements at December 31, 2002 and 2001 bear interest at 8% per annum and mature as follows:

	2002	2001
March 31, 2002	$ -	$500,000
March 31, 2003	500,000	-
August 31, 2002	-	168,848
August 31, 2003	168,848	-
	$668,848	$668,848

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc., and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6 - Loan Payable

At December 31, 2001, the loan payable of $265,500 consisted of an advance from the Company's clearing broker. The loan was repaid during 2002.

Note 7 - Capital Stock

The authorized, issued and outstanding shares of capital stock at December 31, 2002 and 2001 are as follows:

Common stock, no par value; authorized 450 shares; issued and outstanding 97 shares.

Preferred stock, no par value, authorized 50 shares; no shares issued or outstanding.

Note 8: - Commitments and Contingencies

Leases - The Company leases office facilities under noncancelable operating leases for various terms with various expiration dates. In addition to base rent payments, the Company is liable for real estate taxes and operating expenses. Total rent for 2002 and 2001 is $836,855 and $882,706, respectively.

The future minimum lease payments under these rental leases as of December 31, 2002 are as follows:

Year	Amount
2003	$ 785,480
2004	777,780
2005	795,501
2006	830,943
	$3,189,704

The Company leases office equipment under various operating leases. The future minimum lease payments under these equipment leases as of December 31, 2002 are as follows:

Year	Amount
2003	$ 164,830
2004	22,810

Note 8: - Commitments and Contingencies (Continued)

Litigation - The Company is a party to, and a defendant in, various legal proceedings related to the routine running of its operations. Management, as it has been advised by its legal counsel, believes that the ultimate outcome of all pending litigation matters should not have a material adverse effect on the Company's financial position or results of operations. The financial statements reflect management's estimate of any financial cost to the Company.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $250,000. At December 31, 2002, the Company had net capital of $1,025,783 which was $775,783 in excess of its required net capital of $158,815. The Company's ratio of net capital to aggregate indebtedness is 2.32 to 1.

JOSEPH STEVENS & COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31,

	2002	2001
COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$1,613,140	$2,185,101
Subordinated loan	668,848	668,848
Non-allowable assets	(979,381)	(1,216,428)
Haircuts and undue concentration on securities	(276,824)	(390,363)
Net Capital	$1,025,783	$1,247,158
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 158,815	$ 219,125
Minimum dollar net capital requirement	$ 250,000	$ 250,000
Excess net capital	$ 775,783	$ 997,158
Excess net capital at 1000%	$ 787,560	$ 918,469
Ratio: aggregate indebtedness to net capital	2.32 to 1	2.64 to 1

JOSEPH STEVENS & COMPANY, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(B) of the rule.

JOSEPH STEVENS & COMPANY, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

A reconciliation with the Company's computation of net capital as reported in the audited Part IIA of Form XA-17AS was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

FRIEDMAN
ALPREN &
GREEN LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 CHARLES LINDBERGH BOULEVARD
SUITE 510
UNIONDALE, NY 11553
516-579-7900
FAX 516-579-7940

Board of Directors
Joseph Stevens & Company, Inc.

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Joseph Stevens & Company, Inc. for the year ended December 31, 2002. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2002 to December 31, 2002, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Joseph Stevens & Company, Inc. taken as a whole.

Friedman Alpren + Green LLP

FRIEDMAN
ALPREN &
GREEN LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 CHARLES LINDBERGH BOULEVARD
SUITE 510
UNIONDALE, NY 11553
516-579-7900
FAX 516-579-7940

Board of Directors
Joseph Stevens & Company, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Joseph Stevens & Company, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Joseph Stevens & Company, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-d(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman Alpren + Green LLP

February 10, 2003